Exhibit 99.1

SANGRA MOLLER LLP

B a r r i s t e r s         &         S o l i c i t o r s

1000 Cathedral Place	Reply Attention of:
925 West Georgia Street	Rod Talaifar
Vancouver, British Columbia
Canada V6C 3L2	Our File No.:
6996-032
Telephone:(604) 662-8808
Facsimile:(604) 669-8803	Direct Line:
www.sangramoller.com	604-692-3023

Email:
rtalaifar@sangramoller.com

November 4, 2021

VIA SEDAR

British Columbia Securities Commission

701 West Georgia Street

P.O. Box 10142, Pacific Centre

Vancouver, BC V7Y 1L2

Attention:	Darin Wasylik, P. Geo
Senior Geologist

Dear Sirs/Mesdames:

Re:

GoldMining Inc. (the "Company")

Technical report titled "NI 43-101 Resource Estimate for the Whistler Project" with an effective date of June 11, 2021 (the "Technical Report") – SEDAR Project No. 3214284

We are counsel to the Company and write on behalf of the Company with respect to correction of a clerical error in the Technical Report. Further to our filing of the Technical Report on August 6, 2021 under SEDAR Project No. 3214284, the Company advises that it has discovered a typographical error in one instance in the resource summary with the correct figure presented in other instances throughout the Technical Report and related disclosures.

Please do not hesitate to contact the undersigned should you have any questions or concerns regarding this filing.

Yours truly,

SANGRA MOLLER LLP

/s/ Rod Talaifar

Per:

Rod Talaifar

RT

Enclosures

cc: Gold Royalty Corp.

Attn.: Alastair Still / Pat Obara